K&L Gates llp Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 t 704.331.7400 www.klgates.com
August 11, 2010
VIA EDGAR AND FEDEX
H. Christopher Owings
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Primo Water Corporation Amendment No. 4 to Registration Statement on Form S-1 Filed July 9, 2010 File No. 333-165452
Dear Mr. Owings:
     On behalf of our client Primo Water Corporation (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated July 22, 2010 addressed to the Company with respect to the above referenced filing. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 5 to the Registration Statement (the “Amendment”), responding to the Staff’s comments. For your convenience of reference, we have included the Staff’s comments below in bold text with the Company’s corresponding responses to such comments.
Principal Stockholders, page 129
1.	Please identify in the footnotes to the table the natural persons who have voting and/or investment control over the securities held by Murphy Alternative Investments, LLC.
Response: The Company has revised its disclosure in note (16) to the Principal Stockholders table to disclose that Murphy Alternative Investments, LLC is managed by a committee comprised of four members and all committee action relating to the voting or disposition of shares of Primo stock held by Murphy Alternative Investments, LLC requires approval by no less than two members of the management committee. As a result, no action relating to the voting or disposition of these shares may be taken by a single member of the management committee acting alone and no natural person has voting and/or investment control over the securities held by Murphy Alternative Investments, LLC. See page 132.

H. Christopher Owings
August 11, 2010

Related Party Transactions, page 133
2.	We note that you added Murphy Alternative Investments, LLC as a Series B and C preferred stock investor. If this investor recently purchased these securities, please update the dates of the preferred stock private placement transactions in this section, and also include this transaction under the Recent Sales of Unregistered Securities section on page II-2.
Response: The Company advises the Staff that Murphy Alternative Investments, LLC’s purchases of Series B preferred stock and warrants and Series C convertible preferred stock and warrants were not recently made, but instead were made during the original private placement transactions described in the Amendment. As such, the dates of the private placement transactions in the “Sale of Series B Preferred Stock and Warrants” and “Sale of Series C Convertible Preferred Stock and Warrants” sections of “Related Party Transactions” are accurate as provided with respect to Murphy Alternative Investments, LLC. Similarly, the Series B preferred stock and warrants and Series C convertible preferred stock and warrants purchased by Murphy Alternative Investments, LLC are already included in the disclosures regarding the aggregate sales of Series B preferred stock and warrants and Series C convertible preferred stock and warrants in the “Stock, Warrants and Convertible Subordinated Notes” section of “Item 15. Recent Sales of Unregistered Securities.” See the disclosures numbered 5 and 7 on page II-3. The Company added Murphy Alternative Investments, LLC to the Principal Stockholders table and the disclosures in “Related Party Transactions” in light of the fact that, depending upon the ultimate timing and pricing of the initial public offering, Murphy Alternative Investments, LLC may beneficially own more than 5% of the Company’s common stock after giving effect to the conversion of all outstanding shares of Series A and Series C convertible preferred stock and the conversion and the redemption of all outstanding shares of Series B preferred stock but before giving effect to the initial public offering and the Culligan Refill Acquisition.
Conversion of Series A and Series C Convertible Preferred Stock ...,page 133
3.	Please revise your disclosure of the Series C convertible preferred stock to describe the adjustment mechanism that was recently approved by your board.
Response: The Company has revised its disclosure regarding the Series C convertible preferred stock to describe the adjustment mechanism that was recently approved by its board of directors. See page 134.
Spin-Off of Prima Bottled Water, Inc, and Related Transactions, page 137
4.	We note in your response to comment seven in our letter dated July 6, 2010 that you did not verify each stockholder’s continuing status as an accredited investor at the time of the spinoff and that three other stockholders did not provide representations regarding their status, We further note that you believe that “[t]o the extent the size of the offering is based upon the cash consideration paid for the securities, the size of the offering was zero.” You further state that if the size of the offering associated with the spinoff is zero, such offering would qualify for exemption under Rule 504 of Regulation D under the Securities Act relating to offerings of less than $1 million during a twelve-month period. Although no cash consideration may have been paid for the securities, it appears that the Prima Water securities had some value, given that you spun off some of your assets and operations. In

H. Christopher Owings
August 11, 2010

this regard, it appears from footnote 13 to the financial statements on page F-24 that Prima had net sales of $561,000 during the year ended December 31, 2009 up through the date of the spinoff and that Prima’s net assets on the date of the spinoff had a book value of $2.05 million, which is reflected in your Consolidated Statements of Stockholders’ Equity (Deficit) for the Year Ended December 31, 2009 as a “dividend of subsidiary stock.” Therefore, it appears that the value of the shares issued in connection with the spinoff may be equal to $2.05 million, and that the distribution of the Prima shares would not qualify for an exemption under Rule 504. Please advise. Alternatively, please disclose that the spinoff may not have complied with Section 5 of the Securities Act and add risk factor disclosure regarding the resulting potential liability to the company.
Response: The Company has revised its disclosure to state that the Spin-Off may not have complied with Section 5 of the Securities Act and to add a risk factor regarding the resulting potential liability. See pages 23-24 and 140.
Primo Water Corporation Annual Financial Statements, page F-2
Notes to Consolidated Financial Statements, page F-7
Note 1. Description of Business and Significant Accounting Policies, page F-7
Revenue Recognition, page F-7
5.	We have reviewed your response to comment eight in our letter July 6, 2010. While we understand that you do not recognize revenue for the free three-or five-gallon bottle of water, your current disclosure suggests that you do recognize revenue then net the cost of the free three-or five-gallon bottle of water against it. Please consider clarifying your disclosure to state that you do not recognize revenue for coupons for free three- or five-gallon bottles of water and that the cost of the free bottle of water is recognized within cost of sales.
Response: The Company has revised its disclosure to clarify that it does not recognize revenue related to the redemption of coupons for free three- and five-gallon bottles of water with the purchase of certain of its water dispensers and that the cost of the free bottles of water is recognized within cost of sales. See pages 61, F-8 and F-29.
Primo Water Corporation Interim Unaudited Consolidated Financial Statements, page F-26
Subsequent Events, page F-38
6.	We note from revisions throughout your document that your board of directors recently approved certain changes to the expiration dates of the warrants issued in connection with your Series B preferred stock and Series C convertible preferred stock. Please tell us how you considered disclosing this as a subsequent event in your interim financial statements.
Response: The Company acknowledges the Staff’s comment and has revised its disclosure to include the following in the notes to the interim financial statements (see pages F-38 and F-39):

H. Christopher Owings
August 11, 2010

Subsequent Events
In July 2010, the shareholders approved the Fifth Amended and Restated Certificate of Incorporation (“Revised Charter”) of the Company. The Revised Charter amended the following: (i) the mandatory conversion of the Series A preferred stock into common stock, upon the closing of an IPO at a price of at least $1.00 per share, at a conversion ratio of 1:1, (ii) the mandatory conversion of the Series C preferred stock into shares of common stock at a conversion ratio of 1:1.92 if the IPO price per share is at least $1.25, to be adjusted if the IPO price per share is between $1.00 and $1.25, (iii) the mandatory conversion upon the closing of an IPO of at least $1.00 per share of 50% of the Series B preferred stock into common stock at a conversion ratio calculated by dividing the liquidation preference of the Series B preferred stock by 90% of the IPO price, and (iv) the repurchase of the remaining 50% of the outstanding Series B preferred stock within 30 days following such an IPO for $1.00 per share plus accrued and unpaid dividends.
The Series C preferred stock conversion ratio of 1.92 is adjusted if the IPO price per share is less than $1.25, by multiplying the conversion ratio by the fraction of $1.25 divided by the IPO price per share. This adjustment to the conversion ratio is a contingent beneficial conversion that would be measured and recorded at the time the contingency is removed or at the time the IPO price is known and is less than $1.25 per share. A beneficial conversion charge or deemed dividend would be recorded to additional paid in capital with no effect on total stockholders’ equity, but will increase the net loss attributable to common stockholders in the period of conversion.
The conversion of 50% of the Series B preferred stock at 90% of the IPO price is also a contingent beneficial conversion that would be measured and recorded at the time of the IPO. We have estimated the beneficial conversion charge related to the conversion of 50% of the Series B preferred stock to be approximately $2,900. The beneficial conversion charge or deemed dividend would be recorded to additional paid in capital with no effect on total stockholders’ equity, but will increase the net loss attributable to common stockholders in the period of conversion.
In connection with the amendments to the Revised Charter, we also agreed to modify the terms of common stock warrants for the aggregate purchase of 7,468 shares of common stock, originally issued to the purchasers of the Series B preferred stock and Series C preferred stock, to remove a provision that accelerated the termination of the warrants’ exercise period upon the consummation of an IPO. The warrants will now expire on the date such warrants would have otherwise expired absent an IPO. At the time of the modification a charge of approximately $2,300, the change in the estimated fair value immediately before and after the modification, as determined using the Black-Scholes pricing model, will be recorded to additional paid in capital with no effect on total stockholders’ equity, but will increase the net loss attributable to common stockholders in the third quarter of 2010.
In July 2010, the board of directors approved the issuance of up to an additional $5,000 in Subordinated Convertible Promissory Notes under substantially the same terms as the December 2009 Subordinated Convertible Promissory Notes. We expect to complete the additional issuance in August 2010.

H. Christopher Owings
August 11, 2010

The Company determined that the appropriate accounting for the modification of the terms of the warrants issued to the holders of the Series B preferred stock and Series C preferred stock would be as described in SAB Topic 14A. SAB Topic 14A states; “With respect to questions regarding nonemployee arrangements that are not specifically addressed in other authoritative literature, the staff believes that the application of guidance in Statement of Financial Accounting Standards No. 123(R) would generally result in relevant and reliable financial statement information. As such, the staff believes it would generally be appropriate for entities to apply the guidance in Statement of Financial Accounting Standards No. 123(R) by analogy to share-based payment transactions with nonemployees unless other authoritative accounting literature more clearly addresses the appropriate accounting, or the application of the guidance in Statement of Financial Accounting Standards No. 123(R) would be inconsistent with the terms of the instrument issued to a nonemployee in a share-based payment arrangement.” In addition, for the modification of awards to non-employees, ASC 505-50-05-6 specifies the use of the guidance in ASC 718-20-35-3 through 35-4. ASC 718-20-35-3(a) states that the incremental cost of a modification shall be measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of this Topic over the fair value of the original award immediately before its terms are modified.
The Company calculated the cost of the modification as the difference in the fair value of the warrants, determined using the Black-Scholes pricing model, immediately before and after the modification, which is estimated to be $2.3 million. The $2.3 million will be shown within the stockholders’ equity as a charge against additional paid in capital. In addition the $2.3 million will be included in the net loss attributable to common stockholders in accordance with ASC 260-10.
The Company determined that the $2.3 million charge for the modification would not be included in the pro forma adjustments with the pro forma financial information included within the filing as the modification occurred within the third quarter and the modification is not contingent upon the occurrence of the IPO.
Index to Exhibits, page II-8
7.	Please file your new Senior Revolving Credit Facility with Wells Fargo Bank, N.A. as an exhibit.
Response: The Company advises the Staff that it has entered into a commitment letter with Wachovia Bank, N.A. related to its new $40.0 million senior revolving credit facility but that it has not yet entered into the definitive credit agreement with respect to this new credit facility. The Company notes that its entering into the new credit agreement is a condition to the closing of the initial public offering and that it intends to enter into the definitive credit agreement concurrently with the closing of the initial public offering. The Company will file the credit agreement as an exhibit to a Form 8-K within four business days after the execution of the credit agreement at the closing of the initial public offering.
Additional Revisions Made in the Amendment
For the convenience of the Staff, the Company notes below certain additional updating and other changes reflected in the Amendment.

H. Christopher Owings
August 11, 2010

•	The Company has updated all of the interim financial information in the Amendment to reflect second quarter information for the Company and for the Culligan Refill Business.

•	The Company has included the form of disclosure it intends to use in connection with its proposed issuance in a private placement later this month and before the initial public offering of between $3.0 and $5.0 million of additional 14% subordinated convertible notes due March 31, 2011 to approximately 20 accredited investors, all of which are existing stockholders, affiliates of existing stockholders and senior management. The Company has a pre-existing relationship with each of these accredited investors and none of these investors was identified or contacted through any marketing associated with the initial public offering. Similarly, none of these investors independently contacted the Company as a result of any general solicitation that may be deemed to occur as a result of the filing of the registration statement. As a result, the Company notes that the private placement of these subordinated notes is consistent with Question 139.25 of the Commission’s Securities Act Compliance and Disclosure Interpretations and the Commission’s integration guidance in Securities Act Release No. 33-8828 (Aug. 3, 2007). See pages 4, 103, 137 and II-2.

•	The Company has added a description of the participation interests held by certain of the Company’s directors, officers and stockholders in a subordinated loan between the Company and Wachovia Bank, N.A. outstanding during 2009. See pages 103-104 and 138.

•	Finally, the Company has filed all remaining exhibits with the Amendment.
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H. Christopher Owings
August 11, 2010

     We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call me at (704) 331-7406 with any questions you may have regarding this letter.
Very truly yours,
/s/ Sean M. Jones
Sean M. Jones

cc:	Lilyanna L. Peyser, Attorney Advisor (Securities and Exchange Commission) (4 copies) Mark Castaneda (Primo Water Corporation) D. Scott Coward (K&L Gates LLP) Rachel W. Sheridan (Latham & Watkins LLP)